Endeavour Silver Drilling Extends Three Zones of High Grade, Gold-Silver Mineralization in Santa Cruz Vein, Guanaceví Mine, Durango State, Mexico

VANCOUVER, BC -- (Marketwired - September 09, 2015) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces that drilling at the Guanaceví Mine in Durango State, Mexico has extended high grade, gold-silver mineralization within three zones in the Santa Cruz vein. The Shallow Porvenir, Deep Porvenir and Santa Cruz mineralized zones are each adjacent to historic mine workings, readily accessible for future mine development.

Recent drilling highlights are summarized in the table below and include 351 grams per tonne (gpt) silver and 0.41 gpt gold (379 gpt silver equivalent (AgEq)) over 4.6 metres (m) true width, or 11.0 ounces per ton (opT) AgEq over 15.1 feet (ft), including 2,960 gpt silver and 1.8 gpt gold (3,086 gpt AgEq) over 0.23 m true width, or 90.0 opT AgEq over 0.8 ft in hole UNP9-3.

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  Hole           Structure          From   True Width   Au      Ag     AgEq

                                     (m)      (m)      (gpt)   (gpt)  (gpt)
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           Deep Porvenir Santa
                   Cruz
 UNP9-1          Including         303.35     1.57     1.86    1113    1243
                                  ------------------------------------------
                                     304      0.28     6.76    4680    5153
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          Deep Porvenir SCV (Hw)
                 Including
                Santa Cruz
 UNP9-3          Including          273.3     1.21     3.06     717    932
                                  ------------------------------------------
                                    273.3     0.46     7.02    1640    2131
                                  ------------------------------------------
                                    287.8     4.65     0.41     351    379
                                  ------------------------------------------
                                    293.9     0.23      1.8    2960    3086
----------------------------------------------------------------------------
          Shallow Porvenir Santa
                   Cruz
 NP3S-1          Including         287.05     1.43     0.61     202    245
                                  ------------------------------------------
                                   288.15     0.53     0.69     295    343
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          Shallow Porvenir Santa
                   Cruz
 NP5S-1          Including          227.7     1.53     0.19     166    179
                                  ------------------------------------------
                                    227.7     0.54     0.21     203    218
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          Shallow Porvenir Santa
                   Cruz
 NP5S-2          Including         266.85     2.09     0.42     208    237
                                  ------------------------------------------
                                   266.85     0.45     0.93     319    384
----------------------------------------------------------------------------
          Shallow Porvenir Santa
                   Cruz
 NP5S-3          Including          243.6     1.76      0.8     210    266
                                  ------------------------------------------
                                    243.6     0.42     2.58     601    782
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 SC17S-1      Santa Cruz SCV        424.6     1.53     0.39     281    309
        --------------------------------------------------------------------
                 Including          424.6     0.51     0.72     636    686
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Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Luis Castro, Vice President of Exploration, commented, "Each of the three new zones of mineralization are in areas of the Santa Cruz vein we thought had low potential due to some widely spaced, low grade holes drilled in previous years. These results show that high grade mineralization can be found in such areas, even adjacent to historic mine workings readily accessible for future mine development."

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver - Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted 10 consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations

Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com